Exhibit 99.1

Q Investments Calls for Jones Energy to Immediately Start a Process to Explore All Strategic Alternatives, Including Selling the Company

Q Investments Intends to Run Its Own Slate of Directors Unless Jones Energy Takes Definitive Steps To Explore All Alternatives

Fort Worth, TX – September 14, 2017 – A fund affiliated with Q Investments, L.P., announced today that it sent a letter to the Jones Energy, Incorporated’s (NYSE: JONE) Board of Directors calling on the Board to immediately start a process to explore all strategic alternatives, which would include selling the company through an equity transaction to allow stakeholders to continue to participate in the upside of the merged entity. Q Investments has a long track record of protecting shareholder rights and successfully pursuing similar initiatives in numerous other publicly traded companies such as Citadel Broadcasting, Corp, Houghton Mifflin Harcourt Co., Cedar Fair, L.P., and Quorum Health, Corp.

As outlined in the letter, unless the board takes definitive steps down this path, Q Investments intends to run its own slate of directors at the upcoming annual meeting. Q Investments believes that the board has the opportunity to recover a significant amount of the value which has been lost by stakeholders over the last several years, but the time to act is now.

A full text of the letter follows below:

Dear Gentlemen:

Currently, affiliates of Q Investments, L.P. directly hold equity or shares convertible into equity equal to approximately 5.7% of your common stock on a fully diluted basis accounting for conversion of the company’s preferred securities and the Class A and Class B common shares. We also hold an additional approximately 9.4% of your common stock or shares convertible into common stock through cash settled swaps on a fully diluted basis. In total, our exposure equals over 15% of your common stock on a fully diluted basis. [1]

On July 20, 2017, as you recall, we sent you the attached letter (Exhibit A) asking that you merely consider raising money through a DrillCo structure by hiring an investment bank to evaluate such a structure.

Your equity started 2017 at $4.60 per share. Since that point, oil and gas prices are approximately down only 9% and 8% across the curve, while your stock has lost approximately 75% of its value and now trades around $1.00!

We believe the market is clearly sending you a wakeup call. We hope you are listening. The market has lost patience. We believe the message is clear – the company has too much leverage and even if you deliver positive well results in the future, you are not going to fix that problem. We believe you need to take immediate action or time may be running out for the survivability of the company.

We ask the board to immediately start a process to explore all strategic alternatives, which would include selling the company through an equity transaction to allow stakeholders to continue to participate in the upside of the combined entity.

We believe the management team has done a reasonable job getting the company to this point given the amount of leverage it has on the business. Unlike some of its competitors, this management team has weathered the downturn, and the company still has some equity value; however, the time has come for the management team to cede to market forces and not over-stay their welcome. If management had not taken action to preserve capital by laying down rigs and using some of the company’s resulting liquidity to enter the Merge, we would likely not even have the opportunity to discuss maximizing stakeholder value.

But today, the market appears to be telling us that the company is hamstrung with what it can do because of the exceedingly high leverage, and it has little to no flexibility. We believe it is detrimental to the value of our equity for the management team and this board to try to run this company on a shoestring budget – not only do you miss numerous attractive opportunities, but you are also forced to make non-economic decisions for the sole reason of preserving liquidity.

The recent M&A activity surrounding the company’s Merge acreage is encouraging. Roan has been launched, Alta Mesa just sold their acreage, and there are numerous other deals. The potential transactions available to the company are broad and range from selling significant assets, raising DrillCo financing, to merging the business with a company that has a much stronger balance sheet. This board has the opportunity to create significant value for the stakeholders, but the time to act is now.

It is time for the company to retain advisors, announce it has started to look at all strategic options and begin to formally field proposals. Assuming attractive equity participation from any potential merger partner, we believe the most viable path is to sell the entire company; however, we are open to any and all alternatives. We believe the status quo is not sustainable, and we are no longer willing to simply wait and watch our remaining equity value be destroyed.

Unless the board takes definitive steps down this path, we intend to run our own slate of directors at the upcoming annual meeting. With the recent departure of the two Metalmark directors, we are concerned outside shareholders are not properly represented on the board, and the lack of any significant action to address the company’s situation only reinforces our view. We find it hard to understand why a financial advisor has yet to be hired despite the high leverage and the paltry stock price hovering around $1.00. How can the company claim to be working seriously on alternatives if an advisor has yet to be retained?

As you recall, ownership of your equity is very concentrated with the four large holders (including us) having exposure to over 50% of your outstanding shares. We believe these major shareholders are also becoming impatient with your current progress and are equally frustrated seeing the stock fall below $1.00.

We hope that we can work together through this process, but rest assured we are going to be vigilant in protecting and maximizing our value.

Sincerely yours,

Q Investments, L.P.

Exhibit A

July 19, 2017

Dear Gentlemen:

First and foremost, we would like to commend the management team for successfully navigating these turbulent times in the oil and gas market while also positioning Jones Energy for profitable growth. We are the first to acknowledge this has not been an easy task; however, the company is at a critical juncture.

While Jones Energy is well positioned to participate in the highly-economic emerging plays in the Anadarko basin, we suggest the company retain an investment bank to explore raising $150 million of DrillCo capital, which we believe will be to the advantage of all shareholders. A facility of this size would be adequate to fund up to 100% of all disclosed, planned drilling and completion capital expenditures in the Cleveland for at least the next twelve months. To be clear, we are not advocating for spending more money in the Cleveland (neither for drilling more wells nor for going after new zones), but rather preserving the company’s asset based lending availability so that the company ensures it has the liquidity to pursue potentially more attractive options.

Why we believe a DrillCo structure makes sense for Jones Energy;

•	Very few E&P companies have the level of experience and track record that Jones Energy has in the Cleveland. Having drilled hundreds of horizontal wells in the play should allow Jones Energy to raise DrillCo capital far cheaper than most competitors, especially those competitors looking to use someone else’s capital to exploit an unproven asset.

•	Raising fresh capital to fund all drilling and completion activity in the Cleveland would preserve significant liquidity and allow management to keep all of its options open.
•	Generating additional liquidity at the asset-level will allow management to be able to pursue other opportunities without the massive dilution associated with raising equity at today’s depressed share price. The cost of raising equity capital is huge. The cost of raising DrillCo capital is likely between 12%-15% based on recent deals.
•	Preserving availability on the company’s asset based lending facility will provide management with further flexibility, and it essentially de-leverages the balance sheet.
•	Private Equity firms have recently raised hundreds of billions of dollars and, as shown by Carlyle’s recent partnership with EOG Resources, Inc. in Ellis County, Oklahoma, these firms have shown an appetite for asset-level drilling and completion facilities. We believe Jones Energy would have little trouble finding cost-competitive DrillCo funding.
•	While we acknowledge DrillCo capital is going to be more expensive than borrowing under the company’s asset based lending facility, we do not believe this is relevant. Whether the cost is 12% or 20%, if management believes they can generate returns well in excess of these rates, it is all incremental value creation for shareholders, and we would urge you to consider a DrillCo in this light. The key to focus on is the spread between cost of funds and the IRR obtainable. Yes, it would be ideal to borrow a limitless amount at 3% and invest at 35%, but if your liquidity is already stretched and you will need additional funds for 35% to 50% IRR projects, then accepting a 20% spread between cost of funds and IRR while increasing liquidity and de-leveraging by transferring risk away from equity holders to DrillCo makes a lot of sense.
•	A DrillCo is able to transfer risk away from equity holders in the same way the sale of a working interest spreads development risk across multiple parties. While drawing on the asset based lending facility might have a cheaper “headline” cost of capital, we think using a DrillCo to fund a portion of the existing development plan will decrease equity cost of capital by sharing some new development risk with the DrillCo provider. This preserves liquidity, de-risks the equity and de-levers the capital structure.
•	It costs the company very little to explore the DrillCo option. Alternatively, the cost of identifying an attractive acquisition opportunity after fully utilizing the asset based lending facility could be substantial (in the form of either a missed opportunity or massive dilution to your shareholders – neither of which we want to see).

We, presumably like many Jones Energy shareholders, are very excited about the upside potential of Jones Energy’s Merge acreage. We would like to see the company preserve as much capital as possible to both delineate and opportunistically acquire incremental acreage in the Merge – although there are many possible uses for newly available asset based lending facility capacity, which can be discussed!

Preserving $150 million of availability on the company’s asset based lending facility in this environment will be viewed as very smart by shareholders and analysts, as we believe it will guarantee access to capital if Jones Energy identifies an attractive acquisition target or has a need for capital to ensure liquidity in the future. The alternative is raising unsecured debt at the exorbitant current market implied levels or further diluting your shareholders at today’s share price, both of which we believe will be viewed very unfavorably by your equity and debt investors.

In the past, management has expressed openness to selling an equity participation in some acreage as a means to raise capital; we would like to emphasize that a DrillCo facility is effectively the same thing. However, a DrillCo facility would allow Jones Energy and its shareholders to keep a higher proportion of the equity upside. In this way, we believe DrillCo capital is preferential to the outright sale of a participation.

We have spoken with many of your larger shareholders and believe all are very supportive of at least exploring a DrillCo. We urge you to do the same. All we are asking is that you explore this option by hiring an investment bank. We will be disappointed if management is not open to at least exploring what could be an extremely attractive option. To be clear, we are completely agnostic as to what firm you might choose as a DrillCo financing partner – the most important thing is that you at least explore the option.

If the terms end up being unattractive based on the facts and circumstances at the time, shareholders will no doubt support passing on the DrillCo, but that is something that remains to be seen.

In closing, we are very excited about the future of Jones Energy. We hope that you receive this letter in its intended spirit of collaboration and that we can continue to work together. We look forward to what the futures holds.

Media Contact:

Jonathan Morgan

Perry Street Communications

212-333-5525

jmorgan@perryst.com

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[1] For SEC reporting purposes, direct ownership is 9.5%, and cash settled swap exposure is 14.9% or approximately 25% in total.